A.S.V., Inc.
Exhibit 11 — Computation of Earnings per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Basic
Earnings
Net earnings	$6,183,917	$4,182,196	$11,726,892	$7,777,229

Shares
Weighted average number of common shares outstanding	13,393,602	12,632,363	13,378,570	12,548,440

Basic earnings per common share	$.46	$.33	$.88	$.62

Diluted
Earnings
Net earnings	$6,183,917	$4,182,196	$11,726,892	$7,777,229

Shares
Weighted average number of common shares outstanding	13,393,602	12,632,363	13,378,570	12,548,440
Assuming exercise of options and warrants reduced by the number of shares which could have been purchased with the proceeds from the exercise of such options and warrants	411,584	478,460	434,471	860,274

Weighted average number of common and common equivalent shares outstanding	13,805,186	13,110,823	13,813,041	13,408,714

Diluted earnings per common share	$.45	$.32	$.85	$.58

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